Exhibit 3.01

                        FIRST AMENDMENT TO THE COMPANY'S
                           AMENDED AND RESTATED BYLAWS

            On May 24, 2006, at a regularly scheduled meeting, the Company's Board of Directors amended the Company's Amended and Restated Bylaws (effective June 1, 2006) so that Section 3.8 of such bylaws was amended to read in its entirety as follows:

         "3.8 Quorum. Except as otherwise required by law, the holders of one-third (33(1)/3%) of all of the shares of the stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for all purposes at any meeting of the Stockholders. In the absence of a quorum at any meeting or any adjournment thereof, the holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, or, in the absence therefrom of all the Stockholders, any officer entitled to preside at, or to act as secretary of, such meeting may adjourn such meeting to another place, date or time.

                  If the chairman or the meeting gives notice of any adjourned special meeting of Stockholders to all Stockholders entitled to vote thereat, stating that the minimum percentage of Stockholders for a quorum as provided by Nevada law shall constitute a quorum, then, except as otherwise required by law, that percentage at such adjourned meeting shall constitute a quorum and a majority of the votes cast at such meeting shall determine all matters."